Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

March 17, 2015

Via EDGAR Correspondence

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 18, 2015
File No. 333-200458

Dear Ms. Ravitz:

This letter is in response to the letter from the Staff to Viveve Medical, Inc., a Yukon Territory corporation (the “Company”), dated February 19, 2015 (the “Staff’s Letter”), concerning Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-200458) filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2015 (the Registration Statement”) which indicated that the Registration Statement failed in material respects to comply with the requirements of the Securities Act of 1933, as amended (the “Act”), the rules and regulations under the Act and the requirements of the form.

In response to the Staff’s Letter, the Company has filed an Amendment No. 3 to the Registration Statement with updated audited year-end financial statements for the fiscal year ended December 31, 2014; however, in connection with the comment included in the Staff’s Letter, the Company respectfully objects to the statement included in the Staff’s Letter that the Registration Statement failed to comply in material respects with the requirements of the Act, the rules and regulations under the Act, and the requirements of the form as of the date of filing. Rule 8-08 of Regulation S-X provides, in pertinent part, as follows:

“At the date of filing, financial statements included in filings other than filings on Form 10-K must be not less current than the financial statements that would be required in Forms 10-K and 10-Q if such reports were required to be filed.”

It is the Company’s understanding that the Staff has concluded that the amended Registration Statement, filed on February 18, 2015, was required to be updated to include audited financial statements for the most recently completely fiscal year in reliance on Rule 8-08(b) of Regulation S-X. Despite such conclusion, the Registration Statement filed with the SEC on February 18, 2015 included financial statements not less current than the financial statements required to be included in the Company’s periodic reports filed as of such date, and while the Staff may determine that the financial statements included in the Registration Statement should be updated prior to acceleration of effectiveness, the Company complied with the requirements of the Act, specifically Rule 8-08, at the date of filing.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

March 17, 2015

In response to the comments included in the Staff’s letter to the Company on February 11, 2015, the Company refers the Staff to the letter, dated February 18, 2015, filed concurrently with the Amendment No. 2 to the Registration Statement filed with the SEC on February 18, 2015. All references to page numbers as they related to each response in the prior issued comment letter are identical to the page numbers applicable to the Amendment No. 3 to the Registration Statement filed with this letter, with the exception of the results of our US and Japan trials and the discussion of statistical significance, referenced in our responses to the Staff’s comment nos. 1 and 4, both of which are described under the heading “Clinical Studies” on pages 47-48 of Amendment No. 3.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned at (408) 530-1900 x 204 or by email at sdurbin@viveve.com or Kevin Friedmann of Richardson & Patel, LLP at (310) 208-1182 or by email at kfriedmann@richardsonpatel.com or Melanie Figueroa at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,

VIVEVE MEDICAL, INC.

By:	/s/ Scott Durbin
Scott Durbin
Chief Financial Officer

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